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                              February 21, 2023

       Ellery W. Roberts
       Chief Executive Officer
       1847 Holdings LLC
       590 Madison Avenue, 21st Floor
       New York, NY 10022

                                                        Re: 1847 Holdings LLC
                                                            Registration
Statement on Form S-3
                                                            Filed February 1,
2023
                                                            File No. 333-269512

       Dear Ellery W. Roberts:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Registration Statement on Form S-3 filed on February 1, 2023

       General

   1. We note that this is a resale offering that include common shares issuable upon the exercise of warrants.
Please tell us whether this registration statement is registering the resale of the common
shares you are attempting to register on a primary offering basis on your registration
statement on Form S-3 (333-269510).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ellery W. Roberts
1847 Holdings LLC
February 21, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Anderegg at 202-551-3342 or Dieter King at 202-551-8071 with any questions.



FirstName LastNameEllery W. Roberts                        Sincerely,
Comapany Name1847 Holdings LLC
                                                           Division of
Corporation Finance
February 21, 2023 Page 2                                   Office of Trade &
Services
FirstName LastName